CONSTELLATION P2P, LLC
(SEC NO. 8-70608)

Statement of Financial Condition
December 31, 2025
and
Independent Auditor's Report

This report is filed as a PUBLIC document in accordance with rule 17a-5(e)(3) under the Securities Exchange Act of 1934

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SEC FILE NUMBER
8-70608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Constellation P2P, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4930 Olive Province LN
(No. and Street)

Manvel	TX	77578
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William E Rankel	917 225 2478	bill@finopsvcs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RBSM LLP
(Name – if individual, state last, first, and middle name)

805 Third Avenue-Ste 1430	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

09/24/2003	587
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Divyesh Bhakta, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Constellation P2P LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ZEBUNNESA KABIR
Notary ID #123934435
My Commission Expires
June 6, 2026

NOTARY PUBLIC STATE OF TEXAS

Signature: [signature]

Title: CEO

[signature] 02/24/2026

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



New York Office:

805 Third Avenue
New York, NY 10022
212.838-5100

www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Constellation P2P
Manvel, TX

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Constellation P2P, LLC (the "Company") as of December 31, 2025, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RBSM LLP

We have served as the Company's auditor since 2021.
New York, NY
February 26, 2026

New York, NY   Washington DC   Mumbai & Pune, India   Boca Raton, FL

Houston, TX   San Francisco, CA   Las Vegas, NV   Beijing, China   Athens, Greece

Member: ANTEA International with affiliated offices worldwide

Constellation P2P, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	51,218
Prepaid expenses		5,817
Fees Receivable		3,198
Total assets	$	**60,233**

Liabilities and Member's Equity

Liabilities

Accrued professional fees	$	16,000
Payable to parent		10,317
Accrued regulatory		10
Total		26,327
Commitments and contingencies		-
Member's equity		33,906
Total liabilities and member's equity	$	**60,233**

See notes to statement of financial condition.

1. **Organization**

    Constellation P2P, LLC (the "Company") , aa Delaware limited liability company, was organized on April 21, 2020. The Company is wholly owned by FinOptSys, Inc. (the "Parent") which is incorporated in Delaware. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corp ("SIPC")

    The Company's primary activities are executing service orders and collecting commission/fee transaction proceeds resulting from the execution of securities orders for institutional investors. These orders are negotiated/introduced on the Company's Parent's platform and executed off the platform. The Company's operations began during the year ended December 31, 2025.

    The liability of a limited liability company's member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2. **Liquidity and Management Plans**

    The accompanying financial statements have been prepared in conformity with GAAP. The Company has begun generating revenues from operations during the year ended December 31, 2025. During the year ended December 31, 2025 the Parent has contributed capital of $95,000 to fund the operating expenses and to maintain its minimum net capital. The Company's plan is to continue to expand its operations by acquiring new customers and continue to fund the operations in the form of member contributions. The Parent has stated it has the financial wherewithal to continue to fund the Company for at least one year from the issuance of these financial statements.

3. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Use of Estimates
    The accompanying financial statements of the Company have been prepared on the accrual basis of accounting which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with maturities of three months or less. The Company's cash balances are insured up to $250,000 by the Federal Deposit Insurance Corporation.

Income Taxes

The Company is a disregarded entity for income tax purposes as its results of operations are included in the income tax returns of its Parent. As of December 31, 2025, the Company has not recognized any contingencies in the financial statements related to uncertain tax positions. There are no uncertain tax positions requiring disclosure.

Office Lease

As the Company's office lease does not exceed one year, it is not subject to ASC 842 *Leases*.

Recent Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and determined that they will not have a material impact on the Company's financial statements.

4   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $24,891, which exceeded the required minimum net capital of $5,000 by $19,891. Aggregate indebtedness at December 31, 2025 totaled $26,327. The percentage of aggregate indebtedness to net capital was 105.77%.

5.   Related Party Transactions – Allocated Expenses

The Company and the Parent entered into an Administrative Services Agreement (the "Agreement") in a manner consistent with Securities and Exchange Commission (SEC) rules 15c3-1, 17a-3, 17a-4 and 17a-5 and other relevant SEC and Financial Industry Regulatory Authority (FINRA) regulations and interpretations, whereas the Parent agrees to pay certain of the administrative and other expenses relating to the operation of the Company and the Company agrees to reimburse the Parent for such expenses.

Payable to Parent in the accompanying statement of financial condition in the amount of $10,317 arose from the activities discussed above.

7.   **Evaluation of Subsequent Events**

The Company has evaluated subsequent events through February 26, 2026, the date the financial statements were available for issuance. Management is not aware of any events tht have occurred subsequent to the balance sheet date that would require an adjustment to or disclosure in the financial statements.